November 21, 2025

Cary Marshall
Chief Financial Officer
Alliance Resource Partners LP
1717 South Boulder Avenue
Suite 400
Tulsa, OK 74119

       Re: Alliance Resource Partners LP
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 27, 2025
           File No. 000-26823
Dear Cary Marshall:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation